Exhibit (a)(1)(E)
[Name]
[Address]
Offer Deadline: 5:00 pm EST, on December 17, 2018
Life Settlement Liquidity Option, LLC
an entity managed by Anchorage Capital Group, L.L.C.
November 13, 2018
Attn: Life Partners IRA Holder Partnership, LLC Interest Holders:
You are receiving this letter and the enclosed materials because you are a holder of IRA Partnership Interests issued by Life Partners IRA Holder Partnership, LLC. The Partnership, and its affiliate Life Partners Position Holder Trust, were formed under a bankruptcy plan of reorganization to satisfy the claims of creditors holding fractional interests in life insurance policies on third parties marketed by affiliates of Life Partners Holdings.
Life Settlement Liquidity Option, LLC is offering to purchase up to 225,563,910 Partnership Interests for a cash price of $0.133 per Interest. Our tender offer presents an opportunity to holders of Partnership Interests to receive cash for their Interests now, rather than wait for possible distributions from the Partnership in the future. Based upon the records provided to us by the Partnership, if you tendered all of your Interests you could receive a cash payment in the amount indicated below.1
Number of Partnership Interests: [Number of Interests]
Cash You Could Receive if You Tendered All Your Interests: [Cash Amount]
Life Settlement Liquidity Option, LLC is a wholly owned subsidiary of Anchorage Illiquid Opportunities Master VI (B), L.P., both of which are managed by Anchorage Capital Group, L.L.C. As of June 30, 2018, Anchorage Capital Group, L.L.C. had approximately $16.5 billion of assets under management, including assets of the Anchorage Illiquid Opportunities VI funds and other investment funds managed by Anchorage Capital Group, L.L.C.
Enclosed with this letter, you will find:
•
An Offer to Purchase, which describes the terms and conditions of tender offer, and contains other important information about the offer.

•
The Partnership’s Solicitation/Recommendation Statement on Schedule 14D-9, which contains the position of the Partnership on the tender offer required to be provided to you by law.

•
A YELLOW Assignment Form that you must use to accept the offer.

To participate in the tender offer and receive cash for your Partnership Interests, you must complete and sign the Assignment Form (together with any other required documents), and return it no later than 5:00 pm New York City time of December 17, 2018 to Computershare Trust Company, N.A., the Depositary for the tender offer. The Partnership Interests are not represented by certificates, and you are not required to submit any certificate in order to receive the purchase price for your Interests.
If the conditions to the tender offer are satisfied, and you properly tender your Partnership Interests prior to the deadline, you will receive payment for your Interests by check. The check will be mailed to your address, as it appears on the register of Interest holders maintained by the Partnership, following the expiration of the tender offer, anticipated to be within three business days of the expiration date.
You should read the Offer to Purchase and the Schedule 14D-9 for more complete information about the tender offer. If you have any questions, you may contact Georgeson LLC, the Information Agent for the tender offer, as follows: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (866) 767-8986.
Sincerely,
Life Settlement Liquidity Option, LLC

This assumes that the tender offer is not oversubscribed. If the tender offer is oversubscribed, the number of Interests we accept for purchase, and the cash you receive, will be proportionately reduced. The amount you would receive is also subject to any required tax withholding and any offset for distributions by the Partnership made to you with a record date after the date of this letter and until we accept the Interests for payment. See the Offer to Purchase for details.